CHENIERE ENERGY PARTNERS LP HOLDINGS, LLC

700 Milam Street, Suite 800

Houston, Texas 77002

November 13, 2014

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 4628

Washington, D.C. 20549

Attention: Ms. Mara L. Ransom, Assistant Director

Re:	Registration Statement on Form S-1 (No. 333-198132) of Cheniere Energy Partners LP Holdings, LLC

Ladies and Gentlemen:

On behalf of Cheniere Energy Partners LP Holdings, LLC (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m., Washington, D.C. time, on November 13, 2014, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request has also been transmitted via EDGAR.

Very truly yours,
CHENIERE ENERGY PARTNERS LP HOLDINGS, LLC

By:	/s/ Michael J. Wortley
Name: Michael J. Wortley
Title: Chief Financial Officer